UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2021

CHESAPEAKE ENERGY CORPORATION

(Exact name of Registrant as specified in its Charter)

Oklahoma	1-13726	73-1395733
(State or other jurisdiction of	(Commission File No.)	(IRS Employer
incorporation)		Identification No.)

6100 North Western Avenue	Oklahoma City	OK	73118
(Address of principal executive offices)			(Zip Code)

(405) 848-8000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	CHK	The Nasdaq Stock Market LLC
Class A Warrants to purchase Common Stock	CHKEW	The Nasdaq Stock Market LLC
Class B Warrants to purchase Common Stock	CHKEZ	The Nasdaq Stock Market LLC
Class C Warrants to purchase Common Stock	CHKEL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On August 10, 2021, Chesapeake Energy Corporation. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vine Energy Inc. (“Vine”), Vine Energy Holdings LLC, a Delaware limited liability company (“Holdings”), Hannibal Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub Inc.”) and Hannibal Merger Sub, LLC, a wholly owned subsidiary of the Company (“Merger Sub LLC”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub Inc. will be merged with and into Vine (the “First Merger”), with Vine surviving as a wholly owned subsidiary of the Company, (b) immediately following the First Merger, Vine will be merged with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Merger”), and (c) at the effective time of the First Merger (the “Effective Time”) each outstanding share of common stock, par value $0.01 per share, of Vine (other than any Excluded Shares (as defined in the Merger Agreement) and certain restricted stock awards of Vine) will be converted into the right to receive (A) $1.20 in cash, without interest (the “Cash Consideration”), and (B) 0.2486 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of the Company (the “Share Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

The Merger Agreement also specifies the treatment of outstanding Vine equity awards in connection with the Merger, which shall be treated as follows at the Effective Time: (a) each outstanding and unvested award of restricted common stock of Vine will be converted into the right to receive a number of time-based restricted shares of the Company’s common stock, rounded to the nearest whole share, equal to the product of the number of shares of Vine’s common stock subject to such unvested award multiplied by the sum of (A) the Exchange Ratio plus (B) the Parent Stock Cash Equivalent (as defined in the Merger Agreement); and (b) each outstanding award of restricted common stock of Vine that will fully vest at the Effective Time or as a result of a termination of employment at or immediately after the Effective Time will, at the Effective Time, fully vest and be converted into the right to receive the Merger Consideration.

The board of directors of Vine has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Vine’s stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (c) resolved to recommend that Vine’s stockholders adopt the Merger Agreement.

The board of directors of the Company has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in fair and reasonable to, and in the best interests of, the Company and its stockholders and (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (a) the receipt of the required approvals from Vine’s stockholders, (b) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (d) the effectiveness of the registration statement on Form S-4 to be filed by the Company pursuant to which the shares of the Company’s common stock to be issued as Share Consideration will be registered with the Securities and Exchange Commission (the “SEC”) and (e) the authorization for listing of the Company’s common stock to be issued in connection with the Merger on the NASDAQ. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer’s certificate from the other party to such effect.

The Merger Agreement contains customary representations and warranties of Vine and the Company relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Vine and the Company, including, subject to certain exceptions, covenants relating to conducting their respective businesses in the ordinary course consistent with past practice and refraining from taking certain actions, excepting in each case actions expressly permitted or required by the Merger Agreement, required by law (including any reasonable deviations due to COVID-19) or consented to by the other party in writing. Vine and the Company also agreed to use their respective reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act, subject to certain limitations set forth in the Merger Agreement.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Vine will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Vine is required to call a meeting of its stockholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement.

The Merger Agreement contains termination rights for each of Vine and the Company, including, among others, if the consummation of the Merger does not occur on or before the date that is six months from the date of the Merger Agreement (the “Outside Date”). The Outside Date may, under certain circumstances, be extended to June 24, 2022 if the applicable waiting period under the HSR Act has not yet expired. Upon termination of the Merger Agreement under specified circumstances, including the termination by the Company in the event of a change of recommendation by the board of directors of Vine, Vine would be required to pay the Company a termination fee of $45 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, the Company and certain stockholders of Vine named therein entered into a registration rights agreement (the “Registration Rights Agreement”), which will become effective upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”). Pursuant to the Registration Rights Agreement, the Company agreed to file a shelf registration statement with respect to the registrable securities thereunder within five days of the Closing. The Company will thereafter be required to maintain a registration statement that is continuously effective and to cause the registration statement to regain effectiveness in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement, subject to certain restrictions contained therein, may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by the Company. The Company will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the stockholders named therein have, subject to limited exceptions, agreed to a lock-up on their respective shares of common stock of the Company following consummation of the Merger, pursuant to which such parties will not transfer shares of common stock of the Company held by such parties for 60 days following the Closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement filed as Exhibit 10.1 hereto and incorporated into this Item 1.01 by reference.

Merger Support Agreement

Concurrently with the execution of the Merger Agreement, certain stockholders of Vine who, in the aggregate, hold a majority of the outstanding shares of common stock of Vine entered into a merger support agreement (the “Merger Support Agreement”) with Vine and the Company pursuant to which such stockholders agreed to, at the meeting of the stockholders of Vine to be held for the purposes of approving the Merger, (i) appear or cause their shares to be counted present for quorum purposes, (ii) vote (a) in favor of or consent to adoption of the Merger Agreement and any other action required by the Company in furtherance thereof and (b) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of adoption of the Merger Agreement, (iii) vote (or execute an action by written consent with respect thereto) against any Company Competing Proposal (as defined in the Merger Agreement) and (iv) vote (or execute an action by written consent with respect thereto) against any proposal that would reasonably be expected to impede the consummation of the Merger. Each such stockholder also granted an irrevocable proxy to the Company or any other person designated by the Company in writing to act for and on such stockholder’s behalf, and in such stockholder’s name, place and stead, in the event that such stockholder fails to comply in any material respect with his, her or its obligations under the Merger Support Agreement in a timely manner, to vote such stockholder’s shares and grant all written consents with respect thereto and to represent such shareholder in any stockholder meeting held for the purpose of voting on the adoption of the Merger Agreement. In the event of a Company Change in Recommendation (as defined in the Merger Agreement), the aggregate number of shares subject to the Merger Support Agreement will be reduced to the number of shares equal to 35% of the outstanding shares of Vine’s common stock.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Support Agreement filed as Exhibit 10.2 hereto and incorporated into this Item 1.01 by reference.

Tax Receivable Agreement Amendment

Concurrently with the execution of the Merger Agreement, Vine also entered into an amendment to its Tax Receivable Agreement, dated March 17, 2021, pursuant to which the parties agreed to terminate such agreement in connection with the closing of the Merger for no payout.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

This filing contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1955 and other federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” could,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect the Company’s  current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed Merger involving the Company and Vine, including future financial and operating results, the Company’s and Vine’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Merger, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected financial information (including projected cash flow and liquidity), business strategy, other plans and objectives for future operations or any future opportunities. These statements are not guarantees of future performance and no assurances can be given that the forward-looking statements contained in this filing will occur as projected. Actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.

The risks and uncertainties that could cause actual results to differ materially from those in forward looking statements include, without limitation, the ability to obtain the approval of the Merger by Vine’s stockholders; the risk that the Company or Vine may be unable to obtain governmental and regulatory approvals required for the Merger, or required governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger; the risk that an event, change or other circumstances could give rise to the termination of the Merger Agreement; the risk that a condition to closing of the transactions may not be satisfied; the timing to consummate the proposed transactions; the risk that the assets and the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock or Vine’s common stock; the risk of litigation related to the proposed transactions; the risk of any unexpected costs or expenses resulting from the proposed transactions; disruption from the transactions making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time from ongoing business operations due to transaction-related issues; the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the ability to replace reserves; environmental risks, drilling and operating risks, including the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; exploration and development risks; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals and other risks inherent in the Company’s and Vine’s businesses; public health crises, such as pandemics (including COVID-19) and epidemics, and any related government policies and actions; the potential disruption or interruption of the Company’s or Vine’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the Company’s or Vine’s control; the risk that the announcement or consummation of the Merger, or any other intervening event results in a requirement under certain of Vine’s indebtedness to make a change of control offer with respect to some or all of such debt; and the Company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward looking statements.

All such factors are difficult to predict and are beyond the Company’s or Vine’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://investors.chk.com/ and on the SEC’s website at http://www.sec.gov, and those detailed in Vine’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vine’s website at https://www.vineenergy.com/investors/default.aspx and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither the Company nor Vine undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS; ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Vine that also constitutes a prospectus of the Company. Each of the Company and Vine also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Any definitive proxy statement of Vine will be mailed to stockholders of Vine if and when available.

INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND VINE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about the Company and Vine, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at http://investors.chk.com/ under the heading “SEC Filings.” Copies of the documents filed with the SEC by Vine will be available free of charge on Vine’s website at https://www.vineenergy.com/investors/default.aspx under the heading “SEC Filings.”

PARTICIPANTS IN THE SOLICITATION

The Company, Vine and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of the Company is available in its Amendment to Form 10-K, filed with the SEC on April 30, 2021, and information regarding the directors and executive officers of Vine is available in its Prospectus filed under Rule 424(b)(4), filed with the SEC on March 19, 2021.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Vine using the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d)            Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of August 10, 2021, by and among Chesapeake Energy Corporation, Hannibal Merger Sub, Inc., Hannibal Merger Sub, LLC, Vine Energy Inc. and Vine Energy Holdings LLC.
10.1	Registration Rights Agreement, dated as of August 10, 2021, by and among Chesapeake Energy Corporation, Brix Investment LLC, Brix Investment II LLC, Harvest Investment LLC, Harvest Investment II LLC, Vine Investment LLC and Vine Investment II LLC.
10.2	Merger Support Agreement, dated as of August 10, 2021, by and among Chesapeake Energy Corporation, Hannibal Merger Sub, Inc., Hannibal Merger Sub, LLC, Vine Energy, Inc. and the stockholders of Vine Energy Inc. listed thereto.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Domenic J. Dell’Osso, Jr.
Domenic J. Dell’Osso, Jr.
Executive Vice President and Chief Financial Officer

Date:     August 11, 2021